                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                SCHEDULE 13E-3/A

                                 (RULE 13E-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                (AMENDMENT NO. 2)


                              IN HOME HEALTH, INC.
                              (Name of the Issuer)

                              IN HOME HEALTH, INC.
                         MANORCARE HEALTH SERVICES, INC.
                             IHHI ACQUISITION CORP.
                           MANOR CARE OF AMERICA, INC.
                                MANOR CARE, INC.
                    (Name of the Person(s) Filing Statement)

                     Common Stock, Par Value $.03 Per Share
                         (Title of Class of Securities)

                                     453222
                      (CUSIP Number of Class of Securities)
                               -------------------


                     R. Jeffrey Bixler                                           C. Michael Ford
       Vice President, General Counsel and Secretary              Interim President and Chief Executive Officer
                     Manor Care, Inc.                                          In Home Health, Inc.
                  333 North Summit Street                                      601 Carlson Parkway
                      P.O. Box 10086                                                Suite 500
                  Toledo, Ohio 43699-0086                                      Minnetonka, MN 55305
                      (419) 252-5500                                              (952-449-7500)

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
           and Communications on Behalf of Person(s) Filing Statement)
                      -------------------------------------

                                   Copies To:

    Michael D. Levin, Esq.                       Morris M. Sherman, Esq.
      Latham & Watkins                         Leonard, Street and Deinard
   Sears Tower, Suite 5800                  150 South Fifth Street, Suite 2300
   Chicago, Illinois 60606                     Minneapolis, Minnesota 55402
       (312) 876-7700                                 (612) 335-1500

     This statement is filed in connection with (check the appropriate box):

 a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

 b. [ ] The filing of a registration statement under the Securities Act of 1933.

 c.  [ ] A tender offer.

 d.  [ ] None of the above.


     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]


                            CALCULATION OF FILING FEE
================================================================================
       Transaction Valuation*                 Amount Of Filing Fee**
             $8,668,985                               $1,734
================================================================================

* For purposes of calculating the filing fee only. Determined by (1) multiplying 5,604,298 shares of common stock, par value $.03 per share and 200,000 shares of preferred stock, par value $1.00 per share, of In Home Health, Inc. less an aggregate of 3,396,735 shares of common stock and 200,000 shares of preferred stock already owned by ManorCare Health Services, Inc. by $3.70 per share, and (2) adding thereto the aggregate amount anticipated to be paid to certain persons holding options to acquire shares of common stock in consideration of cancellation of such options (assuming an aggregate of 378,385 options are canceled in exchange for cash in the transaction).

** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the value of the securities proposed to be acquired.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $0                   Filing party:
Form or registration no.:                    Date filed:

                                  INTRODUCTION

         This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by In Home Health, Inc., a Minnesota corporation (the "Company"), ManorCare Health Services, Inc., a Delaware corporation ("ManorCare Health"), IHHI Acquisition Corp., a Minnesota corporation ("IHHI Acquisition"), Manor Care of America, Inc., a Delaware corporation ("Manor Care of America"), and Manor Care, Inc., a Delaware corporation ("Manor Care"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder, in connection with the proposed merger (the "Merger") of IHHI Acquisition with and into the Company pursuant to an Agreement and Plan of Merger, dated as of September 13, 2000 (the "Merger Agreement"), by and among the Company, ManorCare Health and IHHI Acquisition. IHHI Acquisition was formed by ManorCare Health in connection with the Merger and IHHI Acquisition is a wholly owned subsidiary of ManorCare Health.


         In the Merger and pursuant to the terms and conditions set forth in the Merger Agreement, IHHI Acquisition will merge with and into the Company, with the Company as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger, each issued and outstanding share of common stock, par value $.03 per share, of the Company (the "Shares") (other than Shares held by (1) the Company or any of its wholly-owned subsidiaries, (2) ManorCare Health or IHHI Acquisition or their affiliates, or (3) shareholders who perfect their rights under Minnesota law to dissent from the Merger and seek the fair value of their Shares) will be converted into and become the right to receive $3.70 per Share in cash, without interest. As a result of the Merger, ManorCare Health will indirectly own 100% of the capital stock of the Surviving Corporation.


         Concurrently with the filing of this Schedule 13E-3, the Company is filing a definitive proxy statement pursuant to which the stockholders of the Company will be given notice of the Merger. The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the proxy statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the proxy statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the schedules, exhibits, appendices and annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the proxy statement.

ITEM 1.  SUMMARY TERM SHEET.

The information contained in the sections entitled "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE MERGER" in the proxy statement is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a) Name and Address. The information contained in the section entitled "THE PARTIES" in the proxy statement is incorporated herein by reference.

(b) Securities. The information contained in the section entitled INFORMATION CONCERNING THE SPECIAL MEETING--Record Date; Voting at the Meeting; Quorum" in the proxy statement is incorporated herein by reference.

(c) Trading Market and Price. The information contained in the section entitled "MARKET FOR THE COMMON STOCK" in the proxy statement is incorporated herein by reference.

(d) Dividends. The information contained in the section entitled "MARKET FOR THE COMMON STOCK" in the proxy statement is incorporated herein by reference.

(e)      Prior Public Offerings.  None

(f) Prior Stock Purchases. The information contained in the section entitled "MARKET FOR THE COMMON STOCK--Common Stock Purchase Information; Dividend Information" in the proxy statement is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSONS.

(a),(c) Name and Address; Business and Background of Natural Persons. The information contained in the sections entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "DIRECTORS AND MANAGEMENT" and in ANNEX D "DIRECTORS AND EXECUTIVE OFFICERS OF MANOR CARE, INC., MANOR CARE OF AMERICA, INC., MANORCARE HEALTH SERVICES, INC. AND IHHI ACQUISITION CORP.," in the proxy statement is incorporated herein by reference.

(b) Business and Background of Entities. The information contained in the sections entitled "THE PARTIES" and "SPECIAL FACTORS-- Background of the Merger" in the proxy statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)(1)        Tender Offers.  Not applicable.

(a)(2)(i) Transaction Description. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

(a)(2)(ii) Consideration. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY--The Merger Agreement," and "THE MERGER AGREEMENT--The Merger; Merger Consideration" in the proxy statement is incorporated herein by reference.

(a)(2)(iii) Reasons for Transaction. The information contained in the sections entitled "SUMMARY--Special Factors," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--ManorCare Health Services, Inc.'s Purpose and Reasons for the Merger," and "SPECIAL FACTORS--Recommendation of the

              Special Committee and Board of Directors; Fairness of the Merger" in the proxy statement is incorporated herein by reference.

(a)(2)(iv) Vote Required for Approval. The information contained in the section entitled "INFORMATION CONCERNING THE SPECIAL MEETING--Required Vote" in the proxy statement is incorporated herein by reference.

(a)(2)(v)     None.

(a)(2)(vi) Accounting Treatment. The information contained in the section entitled "SPECIAL FACTORS--Accounting treatment" in the proxy statement is incorporated herein by reference.

(a)(2)(vii) Income Tax Consequences. The information contained in the section entitled "SPECIAL FACTORS--Certain Federal Income Tax Consequences" in the proxy statement is incorporated herein by reference.

(c)           Different Terms. None.

(d) Appraisal Rights. The information contained in the section entitled "DISSENTERS' RIGHTS" in the proxy statement is incorporated herein by reference.

(e) Provisions For Unaffiliated Security Holders. In Home Health has made no provisions in connection with the merger to grant unaffiliated security holders access to the corporate files of In Home Health or to obtain counsel or appraisal services at the expense of In Home Health.

(f)           Eligibility for Listing or Trading. Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)           Transactions. None.

(b),(c) Significant Corporate Events; Negotiations or Contacts. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

(e) Agreements Involving the Subject Company's Securities. The information contained in the sections entitled "SUMMARY--Special Factors," "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Certain Relationships - Other Arrangements with Affiliates" and "SPECIAL FACTORS--Additional Consideration to be Paid to Heartland Advisors, Inc." in the proxy statement is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities Acquired. The information contained in the sections entitled "SPECIAL FACTORS--ManorCare Health Services, Inc.'s Purpose and Reasons for the Merger," "SPECIAL FACTORS--Certain Effects of the Merger" and "SPECIAL
              FACTORS--Plans for In Home Health, Inc. After the Merger" in the proxy statement is incorporated herein by reference.

(c) Plans. The information contained in the sections entitled "SUMMARY," "SPECIAL FACTORS--Certain Effects of the Merger" and "SPECIAL FACTORS--Plans for In Home Health, Inc. After the Merger" in the proxy statement is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a),(c) Purposes; Reasons. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--ManorCare Health Services, Inc.'s Purpose and Reasons for the Merger," "SPECIAL FACTORS--

              Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" and "SPECIAL FACTORS--Conduct of the Business of In Home Health, Inc. if the Merger is Not Consummated" in the proxy statement is incorporated herein by reference.

(b) Alternatives. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger" and "SPECIAL FACTORS--Conduct of the Business of In Home Health, Inc. if the Merger is Not Consummated" in the proxy statement is incorporated herein by reference.

(d) Effects. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS--ManorCare Health Services, Inc.'s Purpose and Reasons for the Merger," "SPECIAL FACTORS--Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," "SPECIAL FACTORS--Financing of the Merger," "SPECIAL FACTORS--Fees and Expenses," "SPECIAL FACTORS--Certain Federal Income Tax Consequences," "SPECIAL FACTORS--Certain Effects of the Merger," "SPECIAL FACTORS--Plans for In Home Health, Inc. After the Merger," "SPECIAL FACTORS--Interests of Certain Persons in the Merger; Certain Relationships" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

(a),(b) Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--ManorCare Health Services Inc.'s Purpose and Reasons for the Merger," "SPECIAL FACTORS--Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," and "SPECIAL FACTORS--Opinion of Financial Adviser to the Special Committee" in the proxy statement and ANNEX B, "OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC." is incorporated herein by reference.

(c) Approval of Security Holders. The information contained in the section entitled "SPECIAL FACTORS--ManorCare Health Services Inc.'s Purpose and Reasons for the Merger," "SPECIAL FACTORS--Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" and "INFORMATION CONCERNING THE SPECIAL MEETING--Required Vote," in the proxy statement is incorporated herein by reference.

(d) Unaffiliated Representative. The information contained in the sections entitled "SPECIAL FACTORS--ManorCare Health Services Inc.'s Purpose and Reasons for the Merger" and "SPECIAL FACTORS--Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" in the proxy statement is incorporated herein by reference.

(e) Approval of Directors. The information contained in the section entitled "SPECIAL FACTORS--Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" and "SPECIAL FACTORS--Background of the Merger" in the proxy statement is incorporated herein by reference.

(f) Other Offers. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(c) Report, Opinion, or Appraisal; Preparer and Summary of the Report; Availability of Documents. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--ManorCare Health Services, Inc.'s Purpose and Reasons for the Merger," "SPECIAL FACTORS--Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," "SPECIAL FACTORS--Opinion of Financial Advisor to the Special Committee," "SPECIAL FACTORS--Report of Third Party Financial Consultant to the Special Committee," "SPECIAL FACTORS--Certain Projections," "WHERE YOU CAN FIND MORE INFORMATION" in the proxy statement and ANNEX B, "OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC." and ANNEX E, "SIMIONE CENTRAL CONSULTING, INC. REPORT" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a),(b),(d) Source of Funds; Conditions; Borrowed Funds. The information contained in the section entitled "SPECIAL FACTORS--Financing of the Merger" in the proxy statement is incorporated herein by reference.

(c) Expenses. The information contained in the section entitled "SPECIAL FACTORS--Fees and Expenses" in the proxy statement is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information contained in the section entitled "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the proxy statement is incorporated herein by reference.

(b) Securities Transactions. The information contained in the section entitled "MARKET FOR COMMON STOCK" in the proxy statement is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled "SUMMARY" and "INFORMATION CONCERNING THE SPECIAL MEETING--Required Vote" in the proxy statement is incorporated herein by reference.

(e) Recommendations to Others. The information contained in the sections entitled "SUMMARY" and "SPECIAL FACTORS--Recommendation of the Special Committee and Board of Directors; Fairness of the Merger" in the proxy statement is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

(a) Financial Information. The information contained in the section entitled "SUMMARY--Selected Consolidated Financial Data of In Home Health, Inc." in the proxy statement is incorporated herein by reference.

(b) Pro Forma Information. Not material. See the information contained in the section entitled "SUMMARY--Selected Consolidated Financial Data of In Home Health, Inc." in the proxy statement which is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a),(b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Fees and Expenses," and "INFORMATION CONCERNING THE SPECIAL MEETING--Proxy Solicitation" in the proxy statement is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

(b) Other Material Information. The information contained in the section entitled "CERTAIN LITIGATION" in the proxy statement is incorporated by reference. As a result of the proposed merger, In Home Health, Inc., its directors, one of its officers, Manor Care, Inc. and one of its directors and officers have been named as defendants in the following lawsuit: Stanley Erskine v. In Home Health, Inc., et al., Hennepin County District Court, Minneapolis, Minnesota No. 00-009985; filed July 21, 2000.

ITEM 16. EXHIBITS.


(a)(2) Definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on November 27, 2000 (incorporated herein by reference to the proxy statement).


(a)(3) Transaction Statement pursuant to Section 13e-3 of the Exchange Act on Schedule 13E-3 filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on July 14, 2000.


(a)(3) Amendment No. 1 to Transaction Statement pursuant to Section 13e-3 of the Exchange Act on Schedule 13E-3 filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on September 29, 2000.


(a)(5) Information Statement pursuant to Section 14(f)-1 of the Exchange Act on Schedule 14F1/A filed by In Home Health, Inc. with the Securities and Exchange Commission on July 24, 2000.

(c)(1)        Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
              (incorporated herein by reference to ANNEX B of the proxy statement).

(c)(2) Report of Simione Central Consulting, Inc. (incorporated herein by reference to ANNEX E of the proxy statement).

(d)(1) Agreement and Plan of Merger, dated September 13, 2000, by and between ManorCare Health Services, Inc., IHHI Acquisition Corp. and In Home Health, Inc. (incorporated herein by reference to ANNEX A of the proxy statement).

(d)(2) Registration Rights Agreement, dated October 24, 1995, by and between In Home Health, Inc. and Manor Healthcare Corp. filed as exhibit 1 to Schedule 13D filed by Manor Healthcare Corp. with the Securities and Exchange Commission on October 27, 1995.

(d)(3) Second Preferred Stock Modification Agreement, dated December 22, 1998, by and between In Home Health, Inc. and ManorCare Health Services, Inc. filed as exhibit 2 to Schedule 13D (Amendment No.
              1) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on April 27, 1999.

(d)(4) Joint Filing Agreement, dated March 26, 1999, by and among ManorCare Health Services, Inc., Manor Care, Inc. and HCR Manor Care, Inc. filed as exhibit 3 to Schedule 13D (Amendment No. 1) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on April 27, 1999.

(d)(5)        Letter, dated May 31, 2000, from ManorCare Health Services, Inc.
              to the President of In Home Health, Inc. filed as exhibit 4 to
              Schedule 13D (Amendment No. 3) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on June 1, 2000.

(d)(6) Stock Purchase Agreement, dated June 28, 2000, between Heartland Advisors, Inc., on behalf of Heartland Value Fund, and ManorCare Health Services, Inc. filed as exhibit 5 to Schedule 13D (Amendment No. 4) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on June 29, 2000.

(d)(7)        Irrevocable Proxy, dated June 28, 2000, filed as exhibit 6 to
              Schedule 13D (Amendment No. 4) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on June 29, 2000.

(d)(8) Letter Agreement, dated June 29, 2000, between ManorCare Health Services, Inc. and RS Value Group, LLC, on behalf of RS Orphan Fund, L.P. and RS Orphan Offshore Fund, L.P. filed as exhibit 7 to

              Schedule 13D (Amendment No. 5) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on June 30, 2000.

(d)(9)        Irrevocable Proxy, dated June 29, 2000, filed as exhibit 8 to
              Schedule 13D (Amendment No. 5) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on June 30, 2000.

(d)(10) Letter Agreement, dated June 29, 2000, between ManorCare Health Services, Inc. and Eastbourne Capital Management LLC, on behalf of Black Bear Fund L.L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Fund, and Black Bear Pacific Master Fund filed as exhibit 9 to Schedule 13D (Amendment No. 5) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on June 30, 2000.

(d)(11)       Irrevocable Proxy, dated June 29, 2000, filed as exhibit 10 to
              Schedule 13D (Amendment No. 5) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on June 30, 2000.

(d)(12) Letter, dated July 10, 2000, from ManorCare Health Services, Inc. to the Chairman of the Board of Directors of In Home Health, Inc. filed as exhibit 11 to Schedule 13D (Amendment No. 6) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on July 11, 2000.

(d)(13) Letter, dated July 10, 2000, from ManorCare Health Services, Inc. to the Chairman of the Board of Directors of In Home Health, Inc. withdrawing request for special meeting filed as exhibit 12 to
              Schedule 13D (Amendment No. 6) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on July 11, 2000.

(f) Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act (incorporated herein by reference to ANNEX C of the proxy statement).

                     ---------------------------------------

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Amendment No. 2 to Schedule 13E-3 contains or incorporates by reference forward-looking statements and information relating to the Company that are based on the opinions of the Company's management as well as assumptions made by and information currently available to the Company, including multiple financial projections for future periods based on various assumptions. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts, including statements regarding the completion of the proposed merger. When used in this document, the words "anticipate," "believe," "estimate," "expect," "plan," "intend," "project," "predict," "may," and "should" and similar expressions, are intended to identify forward-looking statements. Such statements reflect the current view of the Company with respect to future events, including the completion of the proposed merger, and are subject to numerous risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:


              - government regulation and other legislative proposals that apply to home health agencies, such as those owned by In Home Health, Inc. - including, in particular:

                    - Medicare reimbursement rates and payment systems, including changes to the rates and interim payment system established under the Balanced Budget Act of 1997 and implementation of a prospective payment system in October 2000;

                    - changes to reimbursement regulations by the Health Care Financing Administration;

                    - inclusion and regulation of pharmaceutical products under Medicare; and

                    - changes to federal and state licensing and certification regulations, including those related to the Certificates of Need necessary for operation of the home health agencies owned by In Home Health, Inc.

              - third party reimbursement, especially as third party reimbursement may be affected by changes to Medicare reimbursement rates and Health Care Financing Administration regulations, state Medicaid programs and private insurance;

              - competition and factors affecting the health care industry in general - including an increase in the number of competitive entrants in the home health care industry and resulting negative effects on In Home Health, Inc.'s ability to attract and retain customers;

              - anti-remuneration and anti-referral laws that affect In Home Health, Inc.'s ability to establish and maintain relationships with referral sources, including payors, hospitals, physicians and other health care professionals; and

              - each of the assumptions, methodologies and other factors discussed under the section entitled "SPECIAL
                    FACTORS--Certain Projections."

              Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results can vary materially from those described herein as anticipated, believed, estimated, expected, planned or intended. Neither In Home Health, Inc. nor ManorCare Health Services, Inc. intends, or assumes any obligation, to update these forward-looking statements to reflect actual results, changes in assumptions or changes in the factors affecting such forward-looking statements. See "SPECIAL FACTORS--Warning Regarding Reliance on Financial Projections."

                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  November 27, 2000


                            IN HOME HEALTH, INC.

                            By:    /s/ C. Michael Ford
                                   -----------------------
                            Name:  C. Michael Ford
                            Title: Interim Chief Executive Officer and President

                            MANOR CARE, INC.

                            By:    /s/  R. Jeffrey Bixler
                                   -----------------------
                            Name:  R. Jeffrey Bixler
                            Title: Vice President, General Counsel and Secretary

                            MANOR CARE OF AMERICA, INC.

                            By:    /s/  R. Jeffrey Bixler
                                   -----------------------
                            Name:  R. Jeffrey Bixler
                            Title: Vice President, General Counsel and Secretary

                            MANORCARE HEALTH SERVICES, INC.

                            By:    /s/  R. Jeffrey Bixler
                                   -----------------------
                            Name:  R. Jeffrey Bixler
                            Title: Vice President, General Counsel and Secretary

                            IHHI ACQUISITION CORP.

                            By:    /s/  R. Jeffrey Bixler
                                   -----------------------
                            Name:  R. Jeffrey Bixler
                            Title: Vice President, General Counsel and Secretary

                                  EXHIBIT INDEX

EXHIBIT
NUMBER
                                   DESCRIPTION


(a)(2) Definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on November 27, 2000 (incorporated herein by reference to the proxy statement).


(a)(3) Transaction Statement pursuant to Section 13e-3 of the Exchange Act on Schedule 13E-3 filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on July 14, 2000.


(a)(3) Amendment No. 1 to Transaction Statement pursuant to Section 13e-3 of the Exchange Act on Schedule 13E-3 filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on September 29, 2000.


(a)(5) Information Statement pursuant to Section 14(f)-1 of the Exchange Act on Schedule 14F1/A filed by In Home Health, Inc. with the Securities and Exchange Commission on July 24, 2000.

(c)(1)        Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
              (incorporated herein by reference to ANNEX B of the proxy statement).

(c)(2) Report of Simione Central Consulting, Inc. (incorporated herein by reference to ANNEX E of the proxy statement).

(d)(1) Agreement and Plan of Merger, dated September 13, 2000, by and between ManorCare Health Services, Inc., IHHI Acquisition Corp. and In Home Health, Inc. (incorporated herein by reference to ANNEX A of the proxy statement).

(d)(2) Registration Rights Agreement, dated October 24, 1995, by and between In Home Health, Inc. and Manor Healthcare Corp. filed as exhibit 1 to Schedule 13D filed by Manor Healthcare Corp. with the Securities and Exchange Commission on October 27, 1995.

(d)(3) Second Preferred Stock Modification Agreement, dated December 22, 1998, by and between In Home Health, Inc. and ManorCare Health Services, Inc. filed as exhibit 2 to Schedule 13D (Amendment No.
              1) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on April 27, 1999.

(d)(4) Joint Filing Agreement, dated March 26, 1999, by and among ManorCare Health Services, Inc., Manor Care, Inc. and HCR Manor Care, Inc. filed as exhibit 3 to Schedule 13D (Amendment No. 1) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on April 27, 1999.

(d)(5)        Letter, dated May 31, 2000, from ManorCare Health Services, Inc.
              to the President of In Home Health, Inc. filed as exhibit 4 to
              Schedule 13D (Amendment No. 3) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on June 1, 2000.

(d)(6) Stock Purchase Agreement, dated June 28, 2000, between Heartland Advisors, Inc., on behalf of Heartland Value Fund, and ManorCare Health Services, Inc. filed as exhibit 5 to Schedule 13D (Amendment No. 4) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on June 29, 2000.

(d)(7)        Irrevocable Proxy, dated June 28, 2000, filed as exhibit 6 to
              Schedule 13D (Amendment No. 4) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on June 29, 2000.

(d)(8) Letter Agreement, dated June 29, 2000, between ManorCare Health Services, Inc. and RS Value Group, LLC, on behalf of RS Orphan Fund, L.P. and RS Orphan Offshore Fund, L.P. filed as exhibit 7 to Schedule 13D (Amendment No. 5) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on June 30, 2000.

(d)(9)        Irrevocable Proxy, dated June 29, 2000, filed as exhibit 8 to
              Schedule 13D (Amendment No. 5) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on June 30, 2000.

(d)(10) Letter Agreement, dated June 29, 2000, between ManorCare Health Services, Inc. and Eastbourne Capital Management LLC, on behalf of Black Bear Fund L.L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Fund, and Black Bear Pacific Master Fund filed as exhibit 9 to Schedule 13D (Amendment No. 5) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on June 30, 2000.

(d)(11)       Irrevocable Proxy, dated June 29, 2000, filed as exhibit 10 to
              Schedule 13D (Amendment No. 5) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on June 30, 2000.

(d)(12) Letter, dated July 10, 2000, from ManorCare Health Services, Inc. to the Chairman of the Board of Directors of In Home Health, Inc. filed as exhibit 11 to Schedule 13D (Amendment No. 6) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on July 11, 2000.

(d)(13) Letter, dated July 10, 2000, from ManorCare Health Services, Inc. to the Chairman of the Board of Directors of In Home Health, Inc. withdrawing request for special meeting filed as exhibit 12 to
              Schedule 13D (Amendment No. 6) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on July 11, 2000.

(f) Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act (incorporated herein by reference to ANNEX C of the proxy statement).